

April 29, 2020

Scott Longval
Chief Financial Officer
INTRICON CORP
1260 Red Fox Road
Arden Hills, MN 55112

> **Re: INTRICON CORP**
> **Form 10-K for the Year Ended December 31, 2019**
> **Filed March 16, 2020**
> **File No. 001-05005**

Dear Mr. Longval:

We have limited our review of your filing to the financial statements and related disclosures and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to this comment, we may have additional comments.

Form 10-K for the Year Ended December 31, 2019

Consolidated Statements of Operations, page 34

1. In future filings, please revise to present the applicable income tax expense or benefit associated with your discontinued operations either as a separate line item or parenthetically here on the face of the statements of operations or in your discontinued operations footnote. Refer to ASC 205-20-50-5B(a) and 5C(b).

       In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       You may contact SiSi Cheng at 202-551-5004 or Ernest Greene at 202-551-3733 with any questions.

Sincerely,

Division of Corporation Finance
Office of Manufacturing